# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Crescent Biopharma, Inc., CIK 0001253689
CUSIP: G2545C104
Title of class of securities: Ordinary Shares, $0.001 par value
Address of issuer's principal executive offices: 300 Fifth Avenue, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 06/13/2025
Filed by CIK 0001802528
Persons authorized to receive notices and communications: Ms. Erin O'Connor, Fairmount Funds Management LLC, 200 Barr Harbor Drive, Suite 400, West Conshohocken, Pennsylvania (PA), 19428, (267) 262-5300; Ryan A. Murr, Esq., Gibson, Dunn & Crutcher LLP, One Embarcadero Center, Suite 2600, San Francisco, California (CA), 94111, (415) 393-8373

## Reporting persons
- Fairmount Funds Management LLC (CIK 0001802528): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,124,220; sole dispositive power 0; shared dispositive power 3,124,220; aggregate amount beneficially owned 3,124,220 (19.99% of the class)
  Comment: The securities include (a) 1,387,866 ordinary shares, $0.001 par value per share (the "Ordinary Shares"), 1,736,000 Ordinary Shares issuable upon conversion of 1,736 shares of Series A non-voting convertible preferred shares, par value $0.001 per share (the "Series A Preferred Shares"), and 354 Ordinary Shares issuable upon exercise of Pre-Funded Warrants (as defined in Item 6 and subject to the limitations as described therein) directly held by Fairmount Healthcare Fund II L.P. ("Fund II") and exclude (b) 1,154,000 Ordinary Shares issuable upon conversion of 1,154 Series A Preferred Shares and 1,636,352 Ordinary Shares issuable upon exercise of Pre-Funded Warrants directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Ordinary Shares and the exercise of the Series A Preferred Shares is subject to a beneficial ownership limitation of 19.99%. The securities exclude Ordinary Shares issuable upon exercise of Pre-Funded Warrants and conversion of Series A Preferred Shares in excess of such beneficial ownership limitations. At such time as Fairmount Funds Management LLC ("Fairmount") and its affiliates beneficially own 9.0% or less of the Ordinary Shares, the beneficial ownership limitation with respect to the Series A Preferred Shares will automatically reduce to 9.99%.
  
  Row 13 is based on 13,892,562 Ordinary Shares outstanding as of June 16, 2025.
- Fairmount Healthcare Fund II L.P. (CIK 0001769651): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,124,220; sole dispositive power 0; shared dispositive power 3,124,220; aggregate amount beneficially owned 3,124,220 (19.99% of the class)
  Comment: The securities include (a) 1,387,866 Ordinary Shares, 1,736,000 Ordinary Shares issuable upon conversion of 1,736 shares of Series A Preferred Shares, and 354 Ordinary Shares issuable upon exercise of Pre-Funded Warrants directly held by Fund II and exclude (b) 1,154,000 Ordinary Shares issuable upon conversion of 1,154 Series A Preferred Shares and 1,636,352 Ordinary Shares issuable upon exercise of Pre-Funded Warrants directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Ordinary Shares and the exercise of the Series A Preferred Shares is subject to a beneficial ownership limitation of 19.99%. The securities exclude Ordinary Shares issuable upon exercise of Pre-Funded Warrants and conversion of Series A Preferred Shares in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Ordinary Shares, the beneficial ownership limitation with respect to the Series A Preferred Shares will automatically reduce to 9.99%.
  
  Row 13 is based on 13,892,562 Ordinary Shares outstanding as of June 16, 2025.
- Peter Evan Harwin (CIK 0001663607): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,124,220; sole dispositive power 0; shared dispositive power 3,124,220; aggregate amount beneficially owned 3,124,220 (19.99% of the class)
  Comment: The securities include (a) 1,387,866 Ordinary Shares, 1,736,000 Ordinary Shares issuable upon conversion of 1,736 shares of Series A Preferred Shares, and 354 Ordinary Shares issuable upon exercise of Pre-Funded Warrants directly held by Fund II and exclude (b) 1,154,000 Ordinary Shares issuable upon conversion of 1,154 Series A Preferred Shares and 1,636,352 Ordinary Shares issuable upon exercise of Pre-Funded Warrants directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Ordinary Shares and the exercise of the Series A Preferred Shares is subject to a beneficial ownership limitation of 19.99%. The securities exclude Ordinary Shares issuable upon exercise of Pre-Funded Warrants and conversion of Series A Preferred Shares in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Ordinary Shares, the beneficial ownership limitation with respect to the Series A Preferred Shares will automatically reduce to 9.99%.
  
  Row 13 is based on 13,892,562 Ordinary Shares outstanding as of June 16, 2025.
- Tomas Kiselak (CIK 0001830177): type of reporting person: individual (IN); citizenship or place of organization: Slovakia (2B); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,124,220; sole dispositive power 0; shared dispositive power 3,124,220; aggregate amount beneficially owned 3,124,220 (19.99% of the class)
  Comment: The securities include (a) 1,387,866 Ordinary Shares, 1,736,000 Ordinary Shares issuable upon conversion of 1,736 shares of Series A Preferred Shares, and 354 Ordinary Shares issuable upon exercise of Pre-Funded Warrants directly held by Fund II and exclude (b) 1,154,000 Ordinary Shares issuable upon conversion of 1,154 Series A Preferred Shares and 1,636,352 Ordinary Shares issuable upon exercise of Pre-Funded Warrants directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Ordinary Shares and the exercise of the Series A Preferred Shares is subject to a beneficial ownership limitation of 19.99%. The securities exclude Ordinary Shares issuable upon exercise of Pre-Funded Warrants and conversion of Series A Preferred Shares in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Ordinary Shares, the beneficial ownership limitation with respect to the Series A Preferred Shares will automatically reduce to 9.99%.
  
  Row 13 is based on 13,892,562 Ordinary Shares outstanding as of June 16, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $0.001 par value
Name of issuer: Crescent Biopharma, Inc.
Address of issuer's principal executive offices: 300 Fifth Avenue, Waltham, Massachusetts (MA), 02451

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by (1) Fairmount Funds Management LLC, a Delaware limited liability company and Securities and Exchange Commission registered investment adviser under the Investment Advisers Act of 1940 ("Fairmount"); (2) Fairmount Healthcare Fund II L.P., a Delaware limited partnership ("Fund II"); (3) Peter Harwin; and (4) Tomas Kiselak (Mr. Harwin and Mr. Kiselak, Fairmount and Fund II are collectively referred to herein as the "Reporting Persons"). The joint filing agreement of the Reporting Persons is attached as Exhibit 99.1 to this Schedule 13D.

Fairmount serves as investment manager for Fund II and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act"), of any securities of the Company held by Fund II. Fund II has delegated to Fairmount the sole power to vote and the sole power to dispose of all securities held in Fund II's portfolio, including the Ordinary Shares reported herein. Because Fund II has divested itself of voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days' notice, Fund II disclaims beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaims any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of Fairmount, Mr. Harwin and Mr. Kiselak may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Company beneficially owned by Fairmount. Fairmount, Mr. Harwin and Mr. Kiselak disclaim beneficial ownership of the securities reported in this Schedule 13D other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D shall not be deemed an admission that any of Fairmount, Mr. Harwin or Mr. Kiselak is the beneficial owner of such securities for any other purpose.
Residence or business address: The principal business address of each of the Reporting Persons is 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428.
Present principal occupation or employment: The principal business of Fairmount is to provide discretionary investment management services to qualified investors through Fund II, which is a private pooled investment vehicle. The principal occupation of Mr. Harwin and Mr. Kiselak is investment management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.
Citizenship: Fairmount is a Delaware limited liability company. Fund II is a Delaware limited partnership. Mr. Harwin is a citizen of the United States of America. Mr. Kiselak is a citizen of Slovakia.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
In aggregate, the Reporting Persons have voting and dispositive power over 3,124,220 Ordinary Shares, which is comprised of (a) 1,387,866 Ordinary Shares, 1,736,000 Ordinary Shares issuable upon conversion of 1,736 shares of Series A Preferred Shares, and 354 Ordinary Shares issuable upon exercise of Pre-Funded Warrants directly held by Fund II and exclude (b) 1,154,000 Ordinary Shares issuable upon conversion of 1,154 Series A Preferred Shares and 1,636,352 Ordinary Shares issuable upon exercise of Pre-Funded Warrants directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Ordinary Shares and the exercise of the Series A Preferred Shares is subject to a beneficial ownership limitation of 19.99%. The securities exclude Ordinary Shares issuable upon exercise of Pre-Funded Warrants and conversion of Series A Preferred Shares in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Ordinary Shares, the beneficial ownership limitation with respect to the Series A Preferred Shares will automatically reduce to 9.99%.

The aggregate purchase price of the Ordinary Shares and Pre-Funded Warrants purchased and currently owned by the Reporting Persons is $40,000,000. The aggregate purchase price of the Series A Preferred Shares purchased and currently owned by the Reporting Persons is $4,000,000. The source of the funding for the purchases of the Ordinary Shares, Series A Preferred Shares and Pre-Funded Warrants was the general working capital of the Reporting Persons. The information set forth in Item 4 below is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons own 19.99% of the Company in the aggregate, based upon the Company's aggregate outstanding shares as of June 16, 2025. The Reporting Persons' securities include (a) 1,387,866 Ordinary Shares, 1,736,000 Ordinary Shares issuable upon conversion of 1,736 shares of Series A Preferred Shares, and 354 Ordinary Shares issuable upon exercise of Pre-Funded Warrants directly held by Fund II and exclude (b) 1,154,000 Ordinary Shares issuable upon conversion of 1,154 Series A Preferred Shares and 1,636,352 Ordinary Shares issuable upon exercise of Pre-Funded Warrants directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Ordinary Shares and the exercise of the Series A Preferred Shares is subject to a beneficial ownership limitation of 19.99%. The securities exclude Ordinary Shares issuable upon exercise of Pre-Funded Warrants and conversion of Series A Preferred Shares in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Ordinary Shares, the beneficial ownership limitation with respect to the Series A Preferred Shares will automatically reduce to 9.99%.

Mr. Harwin serves as a member of the board of directors of the Company, and, in such capacity, may have influence over the corporate activities of the Company, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Company with respect to the business and affairs of the Company and may from time to time consider pursuing or proposing such matters with advisors, the Company or other persons.

Initial Financing

In September 2024, Pre-Merger Crescent (as defined below) issued and sold an aggregate of 20,000,000 shares of Pre-Merger Crescent preferred stock to Fund II at a purchase price of $0.20 per share.

Agreement and Plan of Merger

On October 28, 2024, the Company entered into the Agreement and Plan of Merger and Reorganization, dated October 28, 2024, which was subsequently amended on February 14, 2025 and April 28, 2025 (as amended, the "Merger Agreement"), with Crescent Biopharma, Inc., a Delaware corporation ("Pre-Merger Crescent"), Gemini Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of the Company ("First Merger Sub") and Gemini Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company ("Second Merger Sub"). Pursuant to the Merger Agreement, on June 13, 2025, First Merger Sub merged with and into Pre-Merger Crescent, pursuant to which Pre-Merger Crescent was the surviving corporation and became a wholly owned subsidiary of the Company (the "First Merger"). Immediately following the First Merger, Pre-Merger Crescent merged with and into Second Merger Sub, pursuant to which Second Merger Sub was the surviving entity (together with the First Merger, the "Merger").

After completion of the Merger, Second Merger Sub changed its name to Crescent Biopharma Operating Company, LLC and the Company changed its name to Crescent Biopharma, Inc.

Following a reverse stock split effected by the Company, and as a result of and upon the effective time of the First Merger (the "First Effective Time"), (i) each then-outstanding share of Pre-Merger Crescent common stock (including shares of Crescent common stock issued in the Crescent Pre-Closing Financing (as defined below) and excluding shares to be canceled pursuant to the Merger Agreement and excluding dissenting shares) automatically converted solely into the right to receive a number of shares of Company common stock equal to the exchange ratio; (ii) each then-outstanding share of Pre-Merger Crescent preferred stock automatically converted into the right to receive a number of shares of Company Series A Preferred Stock, equal to the Exchange Ratio divided by 1,000; (iii) each then-outstanding option to purchase Crescent common stock was assumed by the Company; (iv) each then-outstanding Pre-Merger Crescent restricted stock unit was assumed by the Company; (v) each then-outstanding pre-funded warrant to purchase shares of Crescent common stock was converted into a pre-funded warrant to purchase shares of Company common stock; (vi) each in-the-money option to acquire shares of Company common stock that was issued and outstanding (whether vested or unvested) was cancelled and converted into the right to receive a number of shares of Company common stock equal to the number of shares underlying such option; (vii) each Company restricted stock unit was cancelled and converted into the right to receive a number of shares of Company common stock equal to the number of unsettled shares of Company common stock underlying such Company restricted stock unit; and (viii) each share of Company common stock that was issued and outstanding at the First Effective Time remains issued and outstanding in accordance with its terms.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibits 99.2, 99.3 and 99.4 to this Schedule 13D and is incorporated herein by reference.

Certificate of Designation

On June 16, 2025, the Company filed a Certificate of Designation of Preferences, Rights and Limitations of Series A Non-Voting Convertible Preferred Shares with the Cayman Islands Registrar of Companies (the "Certificate of Designation") in connection with the Merger. The Certificate of Designation provides for the issuance of shares of Series A Preferred Shares.

At all times when at least 30% of the originally issued Series A Preferred Shares remain issued and outstanding: (i) the holders of record of the Series A Preferred Shares, exclusively and voting together as a separate class on an as-converted to Ordinary Shares basis, shall be entitled to elect two directors ("Preferred Directors"); and (ii) the holders of the Ordinary Shares and of any other class or series of voting shares (including the Series A Preferred Shares), exclusively and voting together as a single class on an as-converted to Ordinary Shares basis, shall be entitled to elect the balance of the total number of directors of the Company. Each Preferred Director shall be entitled to three votes on each matter presented to the board of directors of the Company.

Holders of Series A Preferred Shares are entitled to receive dividends on Series A Preferred Shares equal to, on an as-if-converted-to-Ordinary Shares basis, and in the same form as dividends actually paid on Ordinary Shares. Except as otherwise required by law, the Series A Preferred Shares do not have voting rights. However, as long as any Series A Preferred Shares are outstanding, the Company will not, without the affirmative vote or written waiver of the Preferred Directors, acting together, or holders of a majority of the then outstanding Series A Preferred Shares, (a) alter or change adversely the powers, preferences or rights given to the Series A Preferred Shares, (b) alter or amend the Certificate of Designation, (c) amend or repeal any provision of, or add any provision to, its certificate of incorporation or other charter documents in any manner that adversely alters or changes any preference, rights, privileges or powers of, or restrictions provided for the benefit of, the holders of Series A Preferred Shares, (d) issue further shares of Series A Preferred Shares or increase or decrease (other than by conversion) the number of authorized Series A Preferred Shares, (e) at any time while at least 30% of the originally issued Series A Preferred Shares remain issued and outstanding, consummate either: (A) any Fundamental Transaction (as defined in the Certificate of Designation) or (B) any merger or consolidation of the Company with or into another entity or any share sale to, or other business combination in which the shareholders of the Company immediately before such transaction do not hold at least a majority on an as-converted-to-Ordinary Share basis of the capital shares of the Company, immediately after such transaction or (f) enter into any agreement with respect to any of the foregoing. The Series A Preferred Shares do not have a preference upon any liquidation, dissolution or winding-up of the Company.

Each Series A Preferred Share is convertible into 1,000 Ordinary Shares, subject to certain limitations, including that a holder of Series A Preferred Shares is prohibited from converting Series A Preferred Shares into Ordinary Shares if, as a result of such conversion, such holder, together with its affiliates, would beneficially own more than a specified percentage (to be established by the holder between 0% and 19.99%) of the total number of Ordinary Shares issued and outstanding immediately after giving effect to such conversion.

The foregoing description of the Series A Preferred Shares does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designation, a copy of which is filed as Exhibit 99.5 to this Schedule 13D and is incorporated herein by reference.

Lock-up Agreements

Concurrently and in connection with the execution of the Merger Agreement, certain Pre-Merger Crescent executive officers, directors and shareholders as of immediately prior to the Merger, including the Reporting Persons, entered into lock-up agreements with the Company (the "Lock-up Agreements"), pursuant to which such parties agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, currently or thereafter owned, including Ordinary Shares issuable upon conversion of the Series A Preferred Shares issued in exchange for shares of Pre-Merger Crescent preferred stock in the Merger, but excluding, as applicable, shares purchased by Pre-Merger Crescent stockholders in the Crescent pre-closing financing (including any Ordinary Shares issuable upon exercise of Pre-Funded Warrants issued in exchange for pre-funded warrants to purchase shares of Pre-Merger Crescent common stock sold in the Crescent pre-closing financing), until 180 days after the Effective Time.

The foregoing description of the Lock-up Agreements does not purport to be complete and is qualified in its entirety by reference to the form of the Lock-up Agreement, which is filed as Exhibit 99.4 to this Schedule 13D and incorporated herein by reference.

Subscription Agreement

In connection with the Merger, on February 14, 2025, certain new and existing investors of Pre-Merger Crescent entered into an amended and restated subscription agreement with Pre-Merger Crescent (the "Subscription Agreement"), pursuant to which such investors agreed to purchase shares of Pre-Merger Crescent common stock or, in lieu thereof, Pre-Merger Crescent pre-funded warrants, representing an aggregate commitment of approximately $200.0 million, immediately prior to the closing of the Merger (the "Crescent pre-closing financing").

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Subscription Agreement, which is filed as Exhibit 99.7 to this Schedule 13D and incorporated herein by reference.

Registration Rights Agreement

In connection with the Crescent pre-closing financing, the Company, Pre-Merger Crescent and investors participating in the Crescent pre-closing financing entered into a registration rights agreement (the "Registration Rights Agreement"), pursuant to which the Company is required to prepare and file a resale registration statement with the U.S. Securities and Exchange Commission within 45 calendar days following the closing of the Merger. Pursuant to the Registration Rights Agreement, the Company is prohibited from filing any other registration statements until all of the registerable securities subject to the Registration Rights Agreement are registered pursuant to an effective registration statement, subject to certain exceptions. The Registration Rights Agreement also provides that the Company is required to pay certain expenses relating to such registrations and indemnify the applicable securityholders against certain liabilities.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the form of Registration Rights Agreement, which is filed as Exhibit 99.8 to this Schedule 13D.

Cayman Redomestication

On June 16, 2025, the Company effected a redomestication from the State of Delaware to the Cayman Islands by conversion (the "Redomestication") by means of a plan of conversion (the "Plan of Conversion"). Through the adoption of the Plan of Conversion, at the effective time of the Redomestication, the Company continues in existence as a Cayman Islands exempted company (the "Cayman Company") and continues to operate its business under the name "Crescent Biopharma, Inc." The internal affairs of the Company ceased to be governed by Delaware law and instead is governed by Cayman Islands law. The Company ceased to be governed by its amended and restated certificate of incorporation and amended and restated bylaws and instead are governed by the provisions of the Cayman Islands memorandum and articles of association. Each outstanding share of Common Stock automatically converted into one outstanding ordinary share of the Cayman Company. Each outstanding share of any series of preferred stock automatically converted into one outstanding corresponding series of the preferred share of the Cayman Company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The percentages used in this Schedule 13D are calculated based upon 13,892,562 Ordinary Shares outstanding as of June 16, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons' securities include (a) 1,387,866 Ordinary Shares, 1,736,000 Ordinary Shares issuable upon conversion of 1,736 shares of Series A Preferred Shares, and 354 Ordinary Shares issuable upon exercise of Pre-Funded Warrants directly held by Fund II and exclude (b) 1,154,000 Ordinary Shares issuable upon conversion of 1,154 Series A Preferred Shares and 1,636,352 Ordinary Shares issuable upon exercise of Pre-Funded Warrants directly held by Fund II. The exercise of the Pre-Funded Warrants is subject to a beneficial ownership limitation of 9.99% of the outstanding Ordinary Shares and the exercise of the Series A Preferred Shares is subject to a beneficial ownership limitation of 19.99%. The securities exclude Ordinary Shares issuable upon exercise of Pre-Funded Warrants and conversion of Series A Preferred Shares in excess of such beneficial ownership limitations. At such time as Fairmount and its affiliates beneficially own 9.0% or less of the Ordinary Shares, the beneficial ownership limitation with respect to the Series A Preferred Shares will automatically reduce to 9.99%.
Transactions in the class effected during the past sixty days: N/A.
Other persons with the right to receive dividends or sale proceeds: Fairmount is the investment manager or adviser to Fund II and has voting and dispositive power over Ordinary Shares held on behalf of Fund II. Other than the Merger, the Reporting Persons have not had any transactions in the Ordinary Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 6-13-2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Fairmount is entitled to a fee for managing and advising Fund II based upon a percentage of the net asset value of Fund II.

Warrant to Purchase Shares

Pursuant to the Subscription Agreement, Fund II purchased Pre-Merger Crescent pre-funded warrants that were exchanged for pre-funded warrants of the Company in the Merger (the "Pre-Funded Warrants") and that are subject to the terms of such pre-funded warrants (the "Warrant Agreement") in the amounts disclosed in Item 5. Subject to the Warrant Maximum Percentage limitation described in the following sentence, the Pre-Funded Warrants are exercisable at any time by delivery of notice to the Company and permit Fund II to purchase an Ordinary Share for $0.001 per share (as adjusted from time to time, as provided in the Warrant Agreement). The Pre-Funded Warrants may not be exercised if the holder, together with its affiliates and any persons who are members of a Section 13(d) group with the holders, would beneficially own more than a designated percentage (the "Warrant Maximum Percentage"), initially 9.99%, of the number of Ordinary Shares then issued and outstanding. A holder may increase or decrease the Warrant Maximum Percentage by written notice to the Company, provided that any such increase requires at least 61 days' prior notice to the Company.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Agreement and Plan of Merger and Reorganization, dated as of October 28, 2024, by and among GlycoMimetics, Inc., Gemini Merger Sub Corp., Gemini Merger Sub II, LLC, and Crescent Biopharma, Inc. (incorporated by reference to Exhibit 2.1 to GlycoMimetics, Inc.'s Current Report on Form 8-K (File No. 001-36177), filed with the SEC on October 29, 2024).

Exhibit 99.3 Amendment No. 1 to Agreement and Plan of Merger and Reorganization, dated as of February 14, 2025, by and among GlycoMimetics, Inc., Gemini Merger Sub Corp., Gemini Merger Sub II, LLC, and Crescent Biopharma, Inc. (incorporated by reference to Exhibit 10.1 to GlycoMimetics, Inc.'s Current Report on Form 8-K (File No. 001-36177), filed with the SEC on February 14, 2025).

Exhibit 99.4 Amendment No. 2 to Agreement and Plan of Merger and Reorganization, dated as of April 28, 2025, by and among GlycoMimetics, Inc., Gemini Merger Sub Corp., Gemini Merger Sub II, LLC, and Crescent Biopharma, Inc. (incorporated by reference to Exhibit 10.1 to GlycoMimetics, Inc.'s Current Report on Form 8-K (File No. 001-36177), filed with the SEC on April 29, 2025).

Exhibit 99.5 Cayman Certificate of Designation of Preferences, Rights and Limitations of Series A Non-Voting Convertible Preferred Shares, effective June 16, 2025 (incorporated by reference to Exhibit 3.6 to Crescent Biopharma, Inc.'s Current Report on Form 8-K (File No. 001-36177) filed with the SEC on June 18, 2025).

Exhibit 99.6 Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.5 to GlycoMimetics, Inc.'s Current Report on Form 8-K (File No. 001-36177), filed with the SEC on October 29, 2024).

Exhibit 99.7 Form of Amended and Restated Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.2 to GlycoMimetics, Inc.'s Current Report on Form 8-K (File No. 001-36177), filed with the SEC on February 14, 2025).

Exhibit 99.8 Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to GlycoMimetics, Inc.'s Current Report on Form 8-K (File No. 001-36177), filed with the SEC on October 29, 2024).

## Signatures
- Fairmount Funds Management LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (06/23/2025)
- Fairmount Funds Management LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (06/23/2025)
- Fairmount Healthcare Fund II L.P.: /s/ Peter Harwin, Peter Harwin, Managing Member (06/23/2025)
- Fairmount Healthcare Fund II L.P.: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (06/23/2025)
- Peter Evan Harwin: /s/ Peter Harwin, Peter Harwin (06/23/2025)
- Tomas Kiselak: /s/ Tomas Kiselak, Tomas Kiselak (06/23/2025)